August 29, 2025

Jenny O’Shanick

Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Registration Statement on Form S-1
Filed August 27, 2025
File Number 333-289898

Dear Ms. O’Shanick and Mr. Ingram:

We acknowledge receipt of the comments in the letter dated August 28, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Registration Statement on Form S-1 of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Registration Statement on Form S-1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page II-3

1.	Please revise the reference to the auditor report to include the reverse stock split described in note 2 and 13 of the audited financial statements.

The Company has filed an amended Exhibit 23.1 that contains a revised reference to the auditor report that includes the reverse stock split described in note 2 and 13 of the audited financial statements.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at geoffrey@crowdchecklaw.com.

Sincerely,

/s/ Geoffrey Ashburne
Geoffrey Ashburne
Counsel
CrowdCheck Law LLP

cc:	Chris Anthony, Co-Chief Executive Officer, Aptera Motors Corp.